Room 4561

June 1, 2005

Momoko Beran
Chief Financial Officer
Simulations Plus
1220 W. Avenue J
Lancaster, CA 93534-2902
(661) 723-7723

	Re:	Simulations Plus, Inc.
		Form 10-KSB for the Fiscal Year Ended August 31, 2004
      Filed November 30, 2004
      File No. 001-32046

Dear Ms. Beran,

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended August 31, 2004

Note 2 - Summary of Significant Accounting Policies, page F-10

Revenue Recognition

1. Supplementally tell us whether your arrangements with government agencies involve fiscal funding clauses. If so, tell us about these arrangements, specifically whether they are cancelable, and how you account for them. In this regard, we note that one government agency accounted for 19% of Words+ net revenue in fiscal 2004. See paragraph 32 of SOP 97-2.

2. You disclose that PCS revenue is recognized at the time of product shipment because PCS obligations are insignificant. Paragraph 59 of
SOP 97-2 includes other criteria that must be met to allow for recognition of PCS revenue at the time of product shipment, such as that PCS included with the license fee must be for a period of one year or less. We note from disclosures throughout your filing that certain arrangements extend for a period greater than one year. Tell us how you account for the PCS revenue from these multi-year arrangements and from any other arrangements that extend for a period greater than one year.

3. Paragraph 59 of SOP 97-2 states that another condition that must be met in order to recognize PCS revenue together with the initial licensing fee at the time of delivery is that unspecified upgrades/enhancements offered during PCS arrangements must historically have been and are expected to continue to be minimal and infrequent. Consistent with this authoritative guidance, you state on page F-11 that ongoing improvements and upgrades of any significance are infrequent and minimal in nature and timing. However, from the disclosures in the business section of the document
(pages 1-8) it would appear that upgrades/enhancements have been historically more than minimal and infrequent. For example, we note that you continue to enhance GastroPlus, QMPRPlus, and QMPRchitect (page 3) and that you have several enhancements and new products scheduled to be released in the 12 months subsequent to the end of your fiscal year. Explain to us why you believe upgrades/enhancements are infrequent and minimal in nature and timing as used in paragraph 59(d) of SOP 97-2 given the disclosures in the business section of your Form 10-KSB.

4. On page F-11, you disclose that from time-to-time the Company enters into license agreements that provide for extended payment terms greater than one-year and that you believe you have sufficient history of collecting from customers to permit revenue recognition at delivery. Tell us what evidence you relied upon to establish that you have a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms, which are sufficiently similar in nature and timing, without making concessions. In this regard, we note that the Company generally enters into one-year license agreements with its customers. See paragraph 28 of SOP 97-2. As part of your response, explain how you concluded that your fees were fixed or determinable at the outset of the $1.2 million three-year license arrangement with ADME entered into in 2003.

5. We note that you market and sell your products through direct sales channels as well as through distributors and dealers. Supplementally tell us your revenue recognition policy on sales made through distributors and dealers.  Indicate how you confirm that an
end-user has purchased your product and the product has been shipped.
Describe the type of evidence obtained from the distributors or dealers and the timeliness of this evidence. Indicate whether there are any rights of return held by the distributor, dealers or end user. If so, tell us how your accounting complies with paragraph 5 of SFAS 48. Also, supplementally tell us how much revenue has been recognized from sales by distributors and dealers in each of the periods presented. Tell us what consideration you gave to including any of the foregoing revenue recognition policies in your notes to consolidated financial statements.

6. We note from your business section that you conduct contracted studies for customers rather than licensing the software to these customers. Explain how you account for the fees generated from these contract research services. Cite the authoritative literature relied upon in your response. Also tell us what consideration was given to including a description of your related revenue recognition policy for these services in your notes to consolidated financial statements.

*	*	*	*	*

      As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Steve Williams at (202) 551-3478 or Melissa
Walsh (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3226 with any other questions.


							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant



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Momoko Beran
Simulations Plus, Inc.
June 1, 2005
Page 1